


03022987

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

June 9, 2003 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated June 9, 2003

Enclosed is a copy of our News Release dated June 9, 2003 for your records.



Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adam A. Petancic
President

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dw 6/26



DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

June 9, 2003

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

Pellatt Lake claim block – 13 mineral claims, 33,500 acres

Intrepid Geophysics Ltd. ("Intrepid") of North Vancouver, on June 4, 2003, provided a reinterpretation of a Dighem V Airborne geophysical survey conducted in 1995.

To quote from Intrepid's report:

> "An analysis of the aeromagnetics over the Pellatt Lake property has identified 15 geophysical targets that fit 'accepted' criteria for kimberlite intrusions, in addition to the 8 targets previously identified by Dighem in their 1995 interpretation. The total 23 identified kimberlite targets of Pellatt Lake include 2 anomalies that are assigned 'high' priority due to their dual EM-magnetic response, 7 are assigned medium priority and the remaining 14 are low priority, reflecting a weak to moderate geophysical response and singular EM or magnetics.
>
> Target PL5a is assigned a high priority due to its dual EM-magnetic response. The PL-5a anomaly is clustered with anomalies; PL-05b medium, PL-05c low. The previously picked (by Dighem) anomalies were also reviewed. One of these (DG-10) is assigned a medium to high priority due to its low resistivity signal and its interpreted bedrock conductor response."

These 3 anomalies are located on recently acquired ground by Dentonia.

The diamondiferous dyke, PL01, drill tested in 1996 did not produce a discernable anomaly. Fusion results from this 1996 drill test produced 63 diamonds, 57 micros, and 6 macros, from 141.99 kg sample.

Reference is made to Dentonia's news release of June 2, 2003 detailing the agreements with Peregrine Diamonds Ltd., which intends to fly a Falcon ™ survey over the Pellatt Lake claim block sometime in July or August.

To quote part of the June 2, 2003 news release,

> "The Falcon ™ system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics, and is the world's first high resolution airborne gravity gradiometer capable of direct mineral deposit detection.

It is flown with a fixed wing aircraft at an altitude of 80-120m with a proposed line spacing of 100m.

Kimberlites of sufficient volume with pyroclastic/diatreme facies will likely have sufficient contrast with the surrounding host rocks to show up as gravity lows.

Falcon™ has been deployed at the Ekati Diamond Mine, and has contributed to the identification of new kimberlites with only weak magnetic or E.M. responses."

The Dighem data, now 8 years old, but recently re-interpreted, will be complemented with the Falcon ™ gravity and its magnetic data, as explained in Dentonia's news release of June 2, 2003.

The Falcon ™ system, or a similar airborne system, was not available 8 years ago. It is anticipated that the Falcon ™ data will further enhance the existing Dighem V data, and hopefully, produce new low gravity targets, with weak magnetic and/or E.M. responses.

Large parts of the Pellatt Lake property are lake covered, that may explain the absence of more pronounced KIM (kimberlite indicator mineral) dispersion trains, however, a quote from Kennecott's report dated February, 2000, suggest the presence of such a train or trains,

> "The PL01 kimberlite has a weakly developed mineral train defined by sites with minimal numbers of pyrope grains per site. The maximum pyrope count at any one site was eight and that site was ten kilometers down ice from the pipe. Proximal to the pipe, the grain counts are very low and anomalous sites very sparse. To somewhat erratic distribution of pyropes in the PL01 dispersion train could be due to the addition of pyrope from an undiscovered source."

WO Block – WO9 Kimberlite, Headline, Stockwatch June 9, 2003

Referring to Dentonia's news release of June 6, 2003, it appears that the results from this spring's diamond drill hole, 75 ft of granite, has left the erroneous impression that the prospectivity of the WO9 has been exhausted, **far from it**, a large gravity low to the north of this diamond drill hole has to be explained, to be done with diamond drilling from land, at the beginning of the summer drill program.

The diamond drill hole to the south of this year's drill hole intersect 127 ft. of kimberlite, the texture of this hole was such as to indicate an explosive emplacement. It is suggested that a large and significant part of this kimberlite is located to the north of the lake and is overlain with granite.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic, President